UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

_____________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated October 11, 2016 titled “GeoPark Announces Third Quarter 2016 Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES THIRD QUARTER 2016 OPERATIONAL UPDATE

ACCELERATING PRODUCTION AND RESERVE GROWTH

FROM COLOMBIAN DRILLING SUCCESSES

Santiago, Chile – October 11, 2016 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru1, today announced its operational update for the three-month period ended September 30, 2016 (“Third Quarter” or “3Q2016”).

(All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified).

Operational Highlights

•	Oil and gas production up 15% to 22,070 boepd

o	Oil production up 15% to 16,942 bopd

o	Gas production up 13% to 30.8 mmcfpd

•	Successful exploration, appraisal and development drilling in Tigana/Jacana oil field trend in Llanos 34 Block (GeoPark operated with 45% WI) in Colombia

o	Jacana 3, 4 and 5 wells drilled, tested and put on production with currently 7,200 bopd gross production, with Jacana 5 appraisal well extending the northwest limits of the field

o	Jacana 6 appraisal well currently being drilled to test southwest extension of the field

o	Completion and testing of Tigana 4 development well currently underway

•	Increased drilling program and expected production in 4Q2016

o	2-3 additional wells expected to be drilled in Llanos 34 Block (GeoPark operated with 45% WI) before year end

o	Consolidated exit production targeting increase to approximately 23,500-24,500 boepd at the end of 4Q2016

Breakdown of Quarterly Production by Country

The following table shows production figures for 3Q2016, as compared with 3Q2015:

	3Q2016			3Q2015
	Total (boepd)	Oil (bopd)*	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	15,678	15,617	366	13,033	+20%
Chile	3,756	1,289	14,808	3,207	+17%
Brazil	2,636	36	15,600	3,004	-12%
Total	22,070	16,942	30,774	19,244	+15%

* Includes royalties paid in kind in Colombia for 690 bopd approximately in 3Q2016. No royalties were paid in kind in Chile and Brazil operations.

___________________

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval. GeoPark and Petroperu recently amended the deadline until March 2017 to obtain regulatory approvals

Oil and Gas Production Update

Consolidated:

Average consolidated oil and gas production increased 15% to 22,070 boepd in 3Q2016 compared to 19,244 boepd in 3Q2015. The increase was mainly attributed to higher production in Colombia (production from Jacana Field - discovered in 3Q2015 - with three new wells put into production during 3Q2016) and Chile (increased gas production from the Ache Field - put into production in 3Q2015), partially offset by lower gas production in the Manati Field, due to lower gas consumption in northeastern Brazil.

Compared to 2Q2016, consolidated production was up 4% mainly explained by increasing production in Colombia (+11%), and partially compensated by lower production both in Brazil (-10%) and Chile (-9%). Production mix showed a slight increase in oil weight to 77% of total reported production in 3Q2016 (vs. 73% in 2Q2016) explained by the successful drilling campaign in Llanos 34 Block (GeoPark operated with 45% WI) in 3Q2016.

Colombia:

Average net production in Colombia increased by 20% to 15,678 boepd in 3Q2016 compared to 13,033 boepd in 3Q2015, primarily attributed to the Jacana Field; discovered in 3Q2015 and with three new wells drilled and put into production during 3Q2016.

By the end of the 2Q2016, GeoPark resumed drilling activities in the Llanos 34 Block (GeoPark operated with 45% WI) with the following results:

•	Jacana 3 and 5 appraisal wells were drilled and completed in early July and August 2016, to a total depth of approximately 11,000-11,400 feet and tested hydrocarbons in the Guadalupe formation without identifying the oil-water contact. Jacana 5 appraisal well extended the northwest limits of the field

•	Jacana 4 development well was drilled and completed during the same period to a total depth of 10,370 feet and is on production

•	These wells are currently producing 7,200 bopd gross, with a 1% water cut

GeoPark expects to continue exploring and appraising the Tigana/Jacana oil field trend to determine the full extent of the oil accumulation.

GeoPark has begun completing and testing the Tigana 4 development well. In addition, the Jacana 6 appraisal well is currently being drilled with the purpose of evaluating the southwest extension of the field. Following the Jacana 6 well, GeoPark plans to drill approximately 2-3 additional wells on the Llanos 34 Block (GeoPark operated with 45% WI), as part of its risk balanced and fully funded 2016 work program.

The Llanos 34 Block represented 94% of GeoPark’s Colombian production in 3Q2016.

With regards to drilling activities in non-operated blocks, the operator plans to drill an exploration well in Llanos 32 Block (GeoPark non-operated with 10% WI) during 4Q2016.

Chile:

Average net oil and gas production in Chile increased by 17% to 3,756 boepd in 3Q2016 compared to 3,207 boepd in 3Q2015. This increase consists of 64% higher gas production, due to new production coming from the Ache Field (gas treatment facility put on stream by the end of 3Q2015) and the Pampa Larga 16 well (drilled in early 1Q2016) in the Fell Block (GeoPark operated with a 100% WI), and 24% lower oil production, due to natural decline of the fields and no new oil drilling activity since 2014. Compared to 3Q2015, the increased gas production represented an increase in the overall Chilean production mix from 47% to 66% in 3Q2016.

The Fell Block (GeoPark operated with a 100% WI) represented 99% of GeoPark’s Chilean production. No drilling activity is expected in Chile during 4Q2016.

Brazil:

Average net oil and gas production in Brazil decreased 12% to 2,636 boepd in 3Q2016 compared to 3,004 boepd in 3Q2015, primarily attributed to lower gas consumption.

Manati Field production capacity remained unaffected and it is expected to continue at levels of 2,600-2,900 boepd until the end of 2016. On a yearly basis, production is expected to average 3,000 boepd.

The Manati Field (GeoPark non-operated with a 10% WI) represented 100% of GeoPark’s Brazilian production. No drilling activity is expected in Brazil during 4Q2016 with regards to GeoPark’s exploration blocks.

Argentina:

Ongoing exploration activity in Puelen Block (GeoPark non-operated with 18% WI) in Neuquen Basin, with the ongoing acquisition and processing of 200 km2 of 3D seismic on an attractive heavy oil and shallow exploration play. GeoPark expects to re-start drilling in Argentina during 1H2017.

Production Evolution

(boepd)	3Q2015	4Q2015	1Q2016	2Q2016	3Q2016
Colombia	13,033	15,510	14,871	14,084	15,678
Chile	3,207	4,006	4,061	4,118	3,756
Brazil	3,004	3,546	3,586	2,941	2,636
Total	19,244	23,062	22,518	21,143	22,070
Oil	14,712	17,123	16,347	15,530	16,942
Gas	4,532	5,939	6,171	5,613	5,128

OTHER NEWS / RECENT EVENTS

Reporting Date for 3Q2016 Results Release, Conference Call and Webcast

GeoPark will report its 3Q2016 financial results on Monday, November 14, 2016 after the market close.

In conjunction with 3Q2016 results press release, GeoPark’s management will host a conference call on Tuesday, November 15, 2016 at 10:00 am (Eastern Standard Time) to discuss 3Q2016 financial results. To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 93708120

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact: INVESTORS:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600 Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080 Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected Q42016 and 2016 production, expected drilling activities, demand for oil and gas and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: October 11, 2016